July 25, 2006

Mail Stop 4561

Ms. Catherine D. Rice
Chief Financial Officer
iStar Financial Inc.
1114 Avenue of the Americas, 27<sup>th</sup> Floor
New York, NY 10036

Re:     iStar Financial Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 1-15371

Dear Ms. Rice:

        We have reviewed your correspondence dated June 13, 2006 and July 19, 2006 and have the following additional comments.  In our comments we ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 12-Stock-Compensation Plans and Employee Benefits

High Performance Unit Program, page 93

1.  In the event that an employee leaves the company prior to a valuation date, we note that the company holds a call at cost.  Issue 33(b) of EITF 00-23 describes the substance of such an arrangement from an accounting perspective.  While we understand that the company has adopted the provisions of FASB Statement 123, the concepts underlying the guidance in Issue 33(b) appear to be equally applicable to the accounting for an arrangement pursuant to Statement 123.  The guidance in Issue 33(b) states that the purchase of stock subject to a cost call is

not considered to be a substantive purchase. Rather, the employer is always expected to exercise the repurchase right when the employee terminates. The employee is not deemed to have made an at-risk investment in the security. Any cash paid for the stock is considered a deposit and should be recognized as a liability. Please tell us how you evaluated this guidance in determining the appropriate accounting for the HPUs. In your response, please tell us if you considered whether the HPUs should be valued as option-like instruments that convey only upside potential to the purchaser, rather than stock investments that convey both upside and downside risk to the purchaser.

2. We note that the fair value of an HPU is determined by "multiplying share equivalents by the present value of the projected future dividend stream for SFI." While the present value of the future dividend stream is one component of the value of this security, we note that holders of an HPU are also entitled to participate in any sale of the company on the same terms as holders of regular common stock. Your valuation approach does not appear to capture this value. As this security appears to entitle the holder to substantially the same economic returns as a holder of regular common stock, please explain why the value of an HPU was not determined by multiplying share equivalents by the price of regular common stock (as adjusted for a non-transferability discount, etc.).

3. It is unclear from your disclosures as to the date on which the purchase price for each of the 2002, 2003, and 2004 plans were determined. Your disclosures indicate that participants in the 2003 and 2004 plans "will subscribe for units in those plans at the commencement of the program and will be obligated to deliver the purchase price for 2003 Plan units and 2004 Plan units to the Company by January 1, 2003 and January 1, 2004, respectively." Was the value of 2003 and 2004 plan HPUs determined as of the commencement of the HPU program in mid-2002? If yes, was compensation expense recognized for any appreciation in these instruments prior to the date on which the instruments were sold to employees?

4. Does the company currently consolidate the LLC? Please provide us with the accounting basis for your conclusion.

5. EITF Issue 03-6 requires the presentation of earnings per share for all classes of common stock. Notwithstanding the company's concern about whether this measure is useful to investors, please explain your basis for departing from the requirements of Issue 03-6.

6. Please provide us with the basis for each of the assumptions you used to value the HPUs. Specifically, is the 3% dividend rate reflective of your historical experience and your projected future earnings growth? How did you determine the discount rate of 20%? Why did you apply a forfeiture discount of 15%,

notwithstanding that, under FASB Statement 123, the possibility of forfeiture is not factored into the fair value of an award.  How did you determine the 35% liquidity discount and 5% non-voting discount?

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant